

Mail Stop 4546

September 27, 2016

Carsten Loelke
Chief Executive Officer
YiLoLife Inc.
201 S. 36th Street
Phoenix, Arizona 85034

> **Re: YiLoLife Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed September 15, 2016**
> **File No. 024-10579**

Dear Mr. Loelke:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 3, 2016 letter.

Risk Factors, page 4

1.   Please clearly describe the affiliation between YiLoLife and Natural Relief Clinic, Inc., including that your President and CEO is President and Chairman of the Board of NRC.

Description of Business, page 19

2.   We note your response to prior comment three. However, we note the common control between YiLoLife and NRC and that you do not have any clients aside from NRC. In addition, the registration statement as currently drafted presents the business, products and future plans of NRC as your business, products and future plans, and the use of proceeds suggests that proceeds from the offering will go toward continuing the business of NRC and purchasing raw materials, such as seeds. Please revise your disclosure to

clarify that you do possess marijuana or tell us why you continue to believe that you do not possess marijuana.

Principles of Consolidation, pages F-7 and F-18

3.   Refer to your responses to our prior comments 9 and 10. You indicate on F-21 in Note J Subsequent Events to the December 31, 2014 audited financial statements that "There is common ownership across all entities and results of the related entities were consolidated." Indicate in your principles of consolidation notes on F-7 and F-18, whether during the years ended December 31, 2014 and 2015 there was common control among all the entities consolidated. Refer to Transactions Between Entities Under Common Control in ASC 805-50. Separately provide us your analysis demonstrating how common control for these periods was achieved.

4.   We noted your response to our prior comment 11. In your analysis related to the consolidation of entities controlled by contract, your response states with regards to the first requirement, Term, that "it appears that such relationship does not have the characteristics set forth in such requirement. Therefore, the relationship does not meet the definition within the accounting standard for consolidation and thus consolidation due to control by contract is not required." Please tell us the terms of each contractual relationship you have with NRC, including termination provisions, if applicable. If there are no such contractual agreements in place, tell us how you were able to determine that your relationship with NRC did not meet the Term requirement in ASC 810-10-15-22(a).

You may contact Sasha Parikh at (202) 551-3627 or Jim Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Tara Keating Brooks at (202) 551-8336, Erin Jaskot at (202) 551-3442, or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Assistant Director
Suzanne Hayes
Office of Healthcare and Insurance

cc: W. Scott Lawler, Esq.